UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,400,395,380	$241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units which occurred on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 5, 6, 7, 9, 11 and 12 as reflected below.

Items 1, 4 and 11.	Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On January 6, 2016, Parent announced an extension of the expiration of the Offer until one minute following 11:59 p.m., New York City time, on January 20, 2016, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute following 11:59 p.m., New York City time, on January 5, 2016, was extended to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement (as defined in the Offer to Purchase). The Depositary has advised Parent that, as of the close of business, New York City time on January 5, 2016, approximately 12,712,487 Shares (not including 198,047 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 11.2% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C).

Items 5, 6, 7, 9 and 11.	Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Persons/Assets Retained, Employed, Compensated or Used; Additional Information.

Items 5, 6, 7, 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Fairchild” of the Offer to Purchase is hereby amended and supplemented such that all references to the “Party G Group” shall be deemed to be references to the “Consortium”.

The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Fairchild” of the Offer to Purchase is hereby amended and supplemented to add the following at the end of such section.

On December 28, 2015, Mr. Thompson notified Mr. Jackson, and representatives of Wachtell Lipton notified representatives of Morrison & Foerster, that Fairchild had received a revised, unsolicited proposal from the Consortium, which consists of Hua Capital Management Co., Ltd., China Resources (Holdings) Co., Limited and China Resources Microelectronics Limited, and that Fairchild intended to hold a meeting of the board of directors of Fairchild to discuss such revised, unsolicited proposal. Later on December 28, 2015, Fairchild provided a formal notice to Parent regarding Fairchild’s receipt of a revised, unsolicited proposal (the “Consortium December 28 Proposal”) from the Consortium to acquire all of the outstanding stock of Fairchild for $21.70 per Share in cash, subject to the completion of additional due diligence and the negotiation of definitive transaction agreements.

On December 31, 2015, Mr. Thompson discussed the Consortium December 28 Proposal with Mr. Jackson, including whether Parent wished to waive certain non-solicitation provisions of the Merger Agreement. Later that day, Mr. Jackson informed Mr. Thompson, and representatives of Morrison & Foerster informed representatives of Wachtell Lipton, that Parent did not wish to waive non-solicitation provisions in the Merger Agreement. Mr. Jackson also delivered a letter to Fairchild indicating that Parent continues to view the transactions contemplated by the Merger Agreement as superior to the revised proposal by the Consortium in light of: (1) the fact that the Consortium December 28 Proposal contains a CFIUS condition with a reverse break fee of $108 million, which is substantially lower than the other reverse break fees provided for in the Merger Agreement; (2) issues relating to the enforceability of a transaction agreement against members of the Consortium, including Parent’s view that Fairchild would not be able to obtain specific performance or damages above the amount available in the letter of credit proposed to be provided by the Consortium; (3) the risks associated with the requirement that Fairchild complete a restructuring of Fairchild’s Taiwan assets prior to the consummation of the offer with the Consortium; and (4) the fact that the Consortium had failed to increase the price offered in light of the additional risks of the Consortium December 28 Proposal when compared to the transactions contemplated by the Merger Agreement. Following receipt of the letter, Mr. Jackson spoke to Mr. Thompson about the letter and reiterated Parent’s position that the Merger Agreement remained a superior transaction to the Consortium December 28 Proposal.

On January 4, 2016, Fairchild notified Parent of the determination of its board of directors that the Consortium December 28 Proposal would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and, accordingly, of Fairchild’s decision to enter into discussions and negotiations with the Consortium concerning the Consortium December 28 Proposal.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Press Release dated January 6, 2016 issued by ON Semiconductor Corporation.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2016

FALCON OPERATIONS SUB, INC.

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Secretary

ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(C)	Press Release dated January 6, 2016 issued by ON Semiconductor Corporation.

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.